UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35375 / November 4, 2024

In the Matter of

WHITE OAK SECURED ASSET LENDNG FUND, INC.
WHITE OAK GLOBAL ADVISORS, LLC
BAYVK R PD 2 LOAN, LLC
WHITE OAK BESPOKE INCOME ULTIMATE MASTER FUND, L.P.
WHITE OAK DESERET MUTUAL FUND, L.P.
WHITE OAK FIXED INCOME FUND C, L.P.
WHITE OAK FIXED INCOME SME FUND USD 2019-1, L.P.
WHITE OAK FIXED INCOME OFFSHORE FUND, SCSP
WHITE OAK IMPACT FUND, SCSP (MASTER)
WHITE OAK NDT FUND, LP
WHITE OAK PARTNERS FUND I, L.P.
WHITE OAK PINNACLE FUND, L.P.
WHITE OAK SPECIALIZED ABL MASTER FUND, L.P.
WHITE OAK SPECIALIZED ABL SPV-1, L.P.
WHITE OAK SHORT TERM ABL FEEDER FUND, SCSP
WHITE OAK SHORT TERM ABL MASTER FUND, SCSP
WHITE OAK SHORT-TERM ABL SECURITISATION COMPANY, S.A.R.L.
WHITE OAK SUMMIT EU FUND, PLC
WHITE OAK SUMMIT FUND, ILP
WHITE OAK SUMMIT FUND, L.P.
WHITE OAK SUMMIT ICAV
WHITE OAK SUMMIT PARALLEL FUND I, L.P.
WHITE OAK SUMMIT PARALLEL FUND II, L.P.
WHITE OAK SUMMIT PEER FUND, L.P.
WHITE OAK SUMMIT REVOLVER FUND EU, LLC
WHITE OAK SUMMIT REVOLVER FUND, L.P.
WHITE OAK SUMMIT TERM FUND EU, LLC
WHITE OAK SUMMIT TERM FUND, L.P.
WHITE OAK WCTPT EVERGREEN FUND, L.P.
WHITE OAK YIELD SPECTRUM (CAYMAN) FUND, LLC
WHITE OAK 2 ICAV- WHITE OAK YIELD SPECTRUM ICAV
WHITE OAK YIELD SPECTRUM (LUXEMBOURG) MASTER FUND, SCSP
WHITE OAK YIELD SPECTRUM FUND, L.P.
WHITE OAK YIELD SPECTRUM PEER FUND, L.P.
WHITE OAK YIELD SPECTRUM REVOLVER FUND, SCSP

WHITE OAK YIELD SPECTRUM TERM FUND, SCSP	:
WHITE OAK YIELD SPECTRUM (LUXEMBOURG) MASTER FUND V, SCSP	:
WHITE OAK YIELD SPECTRUM MASTER FUND V SCSP	:
WHITE OAK YIELD SPECTRUM PARALLEL FUND, L.P.	:
	:
	:
3 Embarcadero Center, Suite 550	:
San Francisco, CA 94111	:
	:
File No. 812-15433	:
	:

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

White Oak Secured Asset Lending Fund, Inc., et al. filed an application on February 3, 2023, and amendments to the application on June 16, 2023, October 13, 2023, May 7, 2024 and October 7, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On October 8, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35354). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by White Oak Secured Asset Lending Fund, Inc., et al. (File No. 812-15433) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.